# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ellomay Capital Ltd, CIK 0000946394
CUSIP: M39927120
Title of class of securities: Ordinary Shares, par value NIS 10.00 per share
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st floor, Tel Aviv, Israel (L3), 6688121
Date of event which requires filing of this statement: 03/04/2026
Filed by CIK 0002117505
Persons authorized to receive notices and communications: Tamar Fishman Jutkowitz, O.Y. Nofar Energy Ltd., Menivim Tower (11th floor) 1 HaTahana St, Kfar Saba, Israel (L3), 4453001, 972-52-370918

## Reporting persons
- O.Y. Nofar Energy Ltd. (CIK 0002117505): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: bank loan (BK); sole voting power 6,318,946; shared voting power 0; sole dispositive power 6,318,946; shared dispositive power 0; aggregate amount beneficially owned 6,318,946 (45.9% of the class)
  Comment: The percentage ownership reflected in row (13) is based on 13,779,585 Ordinary Shares outstanding as of September 10, 2025 (as reported in the Issuer's proxy statement, dated September 12, 2025, furnished to the SEC as Exhibit 99.2 to a Form 6-K on September 12, 2025).
- Yannay Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,318,946; sole dispositive power 0; shared dispositive power 6,318,946; aggregate amount beneficially owned 6,318,946 (45.9% of the class)
  Comment: The percentage ownership reflected in row (13) is based on 13,779,585 Ordinary Shares outstanding as of September 10, 2025 (as reported in the Issuer's proxy statement, dated September 12, 2025, furnished to the SEC as Exhibit 99.2 to a Form 6-K on September 12, 2025).
- Ofer Yannay: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,318,946; sole dispositive power 0; shared dispositive power 6,318,946; aggregate amount beneficially owned 0 (45.9% of the class)
  Comment: The percentage ownership reflected in row (13) is based on 13,779,585 Ordinary Shares outstanding as of September 10, 2025 (as reported in the Issuer's proxy statement, dated September 12, 2025, furnished to the SEC as Exhibit 99.2 to a Form 6-K on September 12, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 10.00 per share
Name of issuer: Ellomay Capital Ltd
Address of issuer's principal executive offices: 18 Rothschild Boulevard, 1st floor, Tel Aviv, Israel (L3), 6688121

## Item 2. Identity and Background
Name of person filing:
Name: O.Y. Nofar Energy Ltd.

Name: Yannay Group Ltd.

Name: Ofer Yannay
Residence or business address:
Business Address: Menivim Tower (11th floor) 1 HaTahana Street, Kfar Saba 4453001, Israel.

Business Address: Menivim Tower (11th floor) 1 HaTahana Street, Kfar Saba, 4453001, Israel.

Business Address: HaTachana 1, Kfar Saba 4453001, Israel
Present principal occupation or employment:
Present principal occupation or employment: Nofar is an Israeli company whose ordinary shares are listed for trading on the Tel Aviv Stock Exchange Ltd. (TASE: NOFR). The principal business of Nofar is renewable energy development and operation. Nofar is a global renewable energy leader specializing in the full lifecycle of clean energy projects - from initiation, development, and financing to construction, long-term ownership, and operation.

Present principal occupation or employment: Yannay Group is an Israeli company. Yannay Group is a holding company whereby Mr. Yannay (80%) and Leumi Partners Ltd. (20%) hold their interests in Nofar.

Present principal occupation or employment: Mr. Yannay serves as Chief Executive Officer and Board Member of Nofar, which is located at Menivim Tower (11th floor) 1 HaTahana Street, Kfar Saba, 4453001, Israel and which is involved in renewable energy development and related operations.
Criminal convictions in the last five years:
During the last five years, Nofar has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Yannay Group has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Yannay has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
During the last five years, Nofar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Yannay Group has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Mr. Yannay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Israel

Israel

Israel

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Schedule 13D (this "Statement") is being filed jointly by: (i) O.Y. Nofar Energy Ltd., an Israeli company ("Nofar"); (ii) Yannay Group Ltd., an Israeli company ("Yannay Group") and (iii) Ofer Yannay ("Mr. Yannay"), an individual (each, a "Reporting Person" and collectively, the "Reporting Persons").

Nofar directly holds the Ordinary Shares reported in this Statement. Yannay Group is the controlling shareholder of Nofar, holding approximately 24.82% of Nofar's issued and outstanding share capital. Mr. Yannay is the controlling shareholder of Yannay Group, holding 80% of its outstanding share capital, and is therefore the indirect controlling shareholder, and Chief Executive Officer, of Nofar and, by virtue of such control, may be deemed to beneficially own the Ordinary Shares held by Nofar. Mr. Yannay also holds approximately 5.03% of Nofar's issued and outstanding share capital directly. Each of Yannay Group and Mr. Yannay disclaims beneficial ownership over the Ordinary Shares held by Nofar as reported herein except to the extent of its or his (as applicable) pecuniary interest therein.

The Ordinary Shares of the Issuer reported in this Statement were acquired by Nofar pursuant to a Share Purchase Agreement, dated December 16, 2025, as amended on March 3, 2026 (the "Share Purchase Agreement"), by and among Nofar (as purchaser) and S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) Limited Partnership, and Anat Raphael (collectively, the "Sellers"). The transaction closed on March 4, 2026 (the "Closing Date").

The aggregate purchase price paid by Nofar for the 6,318,946 Ordinary Shares was NIS 458,518,289 (approximately USD $ 149,454,495 based on the NIS/USD exchange rate on the Closing Date), at a price of NIS 72.5624 per Ordinary Share, excluding brokerage commissions. The purchase price was subject to adjustment for dividends distributed by the Issuer with a record date between December 14, 2025 and the Closing Date, as well as other customary adjustments (including for stock splits, reverse stock splits, bonus shares, and rights offerings), as set forth in the Share Purchase Agreement.

The source of funds used by Nofar to acquire the Ordinary Shares was, in part, a loan from a leading Israeli bank. The repayment of the loan by Nofar is secured by, among other things, a first-ranking fixed charge on the Ordinary Shares in favor of the bank. The loan was provided to Nofar Energy Europe Partnership, a limited partnership that is a wholly-owned subsidiary of Nofar. Nofar serves as a guarantor for its subsidiary's obligations to the bank in connection with the repayment of the loan.

Nofar's working capital and available funds served as an additional source of the funds for the acquisition of the Ordinary Shares by Nofar.

Yannay Group and Mr. Yannay did not directly provide any funds for the acquisition of the Ordinary Shares.

In connection with the Share Purchase Agreement, Nofar deposited with IBI Trustee Services Ltd., as trustee (the "Trustee"), an amount equal to 10% of the purchase price (NIS 45,851,828.90), to be held in escrow pursuant to a trust agreement and released to the Sellers upon closing of the transaction or, in the event of a material breach by Nofar of the Share Purchase Agreement that was not cured within seven (7) days of written notice from the Sellers, to be forfeited to the Sellers as liquidated damages, as set forth in the Share Purchase Agreement and the trust agreement attached thereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Ordinary Shares reported herein for the purpose of acquiring control of the Issuer and as a long-term investment in the Issuer's business. The acquisition constitutes a strategic milestone in Nofar's growth strategy and represents: (i) strategic alignment with target markets in which Nofar seeks to deepen its activity; (ii) entry into the conventional energy sector through the Issuer's 16.875% indirect interest in Dorad Energy Ltd. ("Dorad"), which owns and operates one of Israel's largest private power plants with production capacity of approximately 850 MW, strengthening Nofar's position by broadening its production mix; and (iii) creation of potential operational synergies and asset-enhancement potential through the integration of the experience and expertise of Nofar and the Issuer.

Pursuant to the Share Purchase Agreement, the Sellers were obligated to cause the Issuer's board of directors (the "Board") to convene a meeting prior to the Closing Date to appoint up to four (4) directors nominated by Nofar (subject to such nominees meeting all relevant qualification requirements for service on the Board), and an equivalent number of directors nominated by the Sellers resigned from the Board. On or about the Closing Date, two (2) directors nominated by Nofar were appointed to the Board, and two (2) directors nominated by the Sellers resigned from the Board. In connection with the sale of the Shares, the Chairman of the Board of the Issuer, Mr. Ben Sheizaf, informed the Issuer that he will resign from the Board effective 30 days from the consummation of the sale of the Ordinary Shares. Mr. Ran Fridrich continues to serve as Chief Executive Officer of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on market conditions, the Issuer's business and prospects, and other factors, the Reporting Persons may acquire additional securities of the Issuer (including Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares), or dispose of some or all of the securities held, in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons may also engage in discussions with management, the Board, shareholders, or other relevant parties concerning the business, operations, management, governance, or future plans of the Issuer. The Reporting Persons may also have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals, regarding, but not limited to, the aforementioned items.

Other than as described above, none of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, in their sole discretion and at any time, formulate plans or proposals regarding any of such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Statement set forth the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by such Reporting Person and are incorporated herein by reference.

All calculations of beneficial ownership percentage in this Statement are based on 13,779,585 Ordinary Shares outstanding as of September 10, 2025, as reported in the Issuer's proxy statement for its 2025 annual general meeting, attached as Exhibit 99.2 to the Form 6-K furnished by the Issuer to the Securities and Exchange Commission on September 12, 2025.

Nofar directly owns 6,318,946 Ordinary Shares (the "Shares"), representing approximately 45.9% of the Issuer's issued and outstanding Ordinary Shares. Yannay Group, as controlled by Mr. Yannay, is the controlling shareholder of Nofar and, by virtue of such control (and Mr. Yannay's serving as Chief Executive Officer of Nofar), each of Yannay Group and Mr. Yannay may be deemed to beneficially own the Shares held by Nofar. Each of Yannay Group and Mr. Yannay disclaims beneficial ownership of the Shares except to the extent of its or his (as applicable) pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Rows 7 through 10 of each Reporting Person's cover page to this Statement set forth the number of Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition; those rows are incorporated herein by reference.

Nofar has sole voting and dispositive power over the 6,318,946 Shares directly held by it. Yanay Group and Mr. Yannay, by virtue of their control of Nofar, may be deemed to have shared voting and dispositive power over the Shares held by Nofar.
Transactions in the class effected during the past sixty days: On March 4, 2026, Nofar acquired 6,318,946 Ordinary Shares pursuant to the Share Purchase Agreement at a price of NIS 72.5624 per Ordinary Share. Other than the foregoing transaction, neither Reporting Person has effected any transactions in the Ordinary Shares during the 60 days preceding the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 16, 2025, Nofar entered into the Share Purchase Agreement with S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) Limited Partnership, and Anat Raphael to acquire 6,318,946 Ordinary Shares of the Issuer for an aggregate purchase price of NIS 458,518,289. An English translation of the Share Purchase Agreement is filed as Exhibit 99.2 to this Statement and is incorporated herein by reference. The following is a summary of certain material terms of the Share Purchase Agreement; this summary is qualified in its entirety by reference to the full text of the Share Purchase Agreement.

Purchase Price and Payment: The purchase price was NIS 72.5624 per Ordinary Share, based on an agreed-upon company valuation of NIS 1,000,000,000, subject to adjustment for dividends distributed with a record date between December 14, 2025 and the Closing Date, and other customary adjustments (including for stock splits, reverse stock splits, bonus shares, and rights offerings). Nofar deposited 10% of the purchase price (NIS 45,851,828.90) with the Trustee, to be released to the Sellers upon closing of the transaction or, in the event of a material breach by Nofar of the Share Purchase Agreement that was not cured within seven (7) days of written notice from the Sellers, to be forfeited to the Sellers as liquidated damages, as set forth in the Share Purchase Agreement and the trust agreement.

Board Representation: Following the Closing Date, and subject to the fulfillment of conditions to closing, up to four (4) directors nominated by Nofar were to be appointed to the Board (subject to such nominees meeting all relevant qualification requirements), and an equivalent number of directors nominated by the Sellers were to resign from the Board. Nofar had the discretion to appoint fewer than four directors, in which case a corresponding number of directors nominated by the Sellers would resign.

Governing Law and Dispute Resolution: The Share Purchase Agreement is governed by Israeli law (without regard to its conflict of laws principles). Disputes arising under or in connection with the Share Purchase Agreement are subject to binding arbitration before a single arbitrator in Israel in accordance with the Israeli Arbitration Law, 1968, with the arbitrator to be selected by agreement of the parties or, failing agreement within seven (7) days, by the President of the Israel Bar Association. The Tel Aviv District Court has exclusive jurisdiction over matters related to confirmation or annulment of arbitral awards and certain provisional remedies.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement by and among O.Y. Nofar Energy Ltd. and Ofer Yannay, dated as of March 11, 2026, pursuant to Rule 13d-1(k)(1).

Exhibit 99.2 - Share Purchase Agreement, dated as of December 16, 2025, by and among O.Y. Nofar Energy Ltd. (as purchaser), and S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) Limited Partnership, and Anat Raphael (as sellers), as amended on March 3, 2026 (English translation of Hebrew original)

## Signatures
- O.Y. Nofar Energy Ltd.: /s/ Ofer Yannay, Ofer Yannay - Chief Executive Officer and Director (03/11/2026)
- Yannay Group Ltd.: /s/ Ofer Yannay, Ofer Yannay - Director (03/11/2026)
- Ofer Yannay: /s/ Ofer Yannay, Ofer Yannay (03/11/2026)